June 2006 Bruce Hack - CEO, Vivendi Games Mike Morhaime - President and Co-Founder, Blizzard Entertainment Jean-Francois Grollemund - Chief Financial Officer, Vivendi Games Nichol Bradford - Global Director of Strategic Growth, Vivendi Games Important Notice: Investors are strongly advised to read the important legal disclaimer at the end of this presentation Introduction to

Agenda Executive Summary Group Overview Business and Strategy Financial Performance

Executive Summary Fast growing global games market A differentiated strategy driven by creativity and designed for growth Ownership of blockbuster game franchises Winning partnerships with world leading IP owners Strong commercial momentum An increasingly robust financial profile rooted in online and mobile games Vivendi, a vital and committed 100% owner of the division Vivendi Games: A global publisher with a #1 position in PC online, a growing traditional PC/console business, and newly built positions in high growth mobile and online casual segments.

Group Assets Global footprint: 15 countries 2500+ employees Franchise successes: World of Warcraft from Blizzard (owned -- over 6.5MM customers today) Crash Bandicoot from Sierra (owned -- over 34MM units sold since 1995) Diablo from Blizzard (owned -- over 17MM units sold since 1994) Warcraft from Blizzard (owned -- over 19MM units sold since 1996) Spyro the Dragon from Sierra (owned -- over 17MM units sold since 1998) StarCraft from Blizzard (owned -- over 9.5MM units sold since 1998) Library of over 700 titles World leading licensed IPs: NBC Universal Studios - "First look" agreement with corporate cousin Universal Music Group - Preferential relationship with corporate sister Fox - Close working relationship from purchase of games division from News Corp in 2003 Robert Ludlum Estate - Comprehensive deal for at least ten years for Jason Bourne series-- The Bourne Identity and The Bourne Supremacy -- Covert 1 and others Vivendi Games has a global footprint, a strong history of franchise success, and a pipeline of world leading licensed IPs.

2004 2005 2006 EFO -203 41 57 Margin 74 Vivendi Games: A Performance Turnaround 2004 2005 2006 Revenues 475 641 718 737 Revenues 2004 - 2006 EFO 2004 - 2006 High 15% 2005 marked Vivendi Games' return to profitability, based on Blizzard's recurring revenue base and the repositioning of Sierra; at the same time, the group invested heavily in an expanded flow of high quality future products. Blizzard launched WoW as #1 MMORPG ever with 6.5M customers globally Sierra positioned itself for future product success, cut costs dramatically and terminated weak projects Vivendi Games strengthened senior management in nearly all positions It established two new divisions, Sierra Online and Vivendi Games Mobile Low 12% (MM) guidance High 10% Low 8% guidance on margin (MM) on revenues

Vivendi Games: Strategic Positioning The global games software market is the fastest growing entertainment sector with its biggest new opportunities in PC online, console online and mobile; console will remain the largest category, but of decreasing importance. 2005 2010 Console PC Retail Handheld Console Online PC Online Mobile 2005 8.6 2.4 3 0.2 2.5 1.3 2010 8.9 2.1 2.1 2.3 7.1 5.1 Source: DFC for Online, Screen Digest for other figures. (€ BN) Software Software (€ BN)

Group Structure Vivendi Games has a new organization to capture growth. Driven by 4 creative divisions: Positioned against the industry's biggest opportunities Focused on innovation Intimately close to consumers With own creative and marketing teams But centralized when size matters Shared Among Creative Divisions: Retail Sales Manufacturing and Distribution Creative and Support Services

Vivendi Games: A Diversified Growth Model

vivendi games

Division	BLIZZARD ENTERTAINMENT 1991 PC Online PC Retail Console	SIERRA 1979 Console PC Retail Handheld	SIERRA Online Games 2006 PC Online Console Online	vivendi games mobile 2006 Mobile
Product Development Investment Per Game	Over €50MM MMORPG Over €10-13MM Next Gen Console Over €10MM Next Gen PC	€10 – 13MM Next Gen Console €5 – 8MM Next Gen PC	€1.5 – 4MM PC/Console Online – Mid Session €50-500K PC/Console Online – Short Session	€250-320K Mobile Games
Development Time	2-4 years	2-4 years	6 months – 2 years	9 months
Operating Model and Investments	MMORPG – Major Online Platform investments MMORPG – Heavy customer service to support the games	Emerging online models	Online Platform investments Customer service to support the games	Heavy porting technology investment
Distribution	PC/Console via Trade	Distributed via Trade	Partnerships with console manufacturers and portals	Emerging portal distribution Distributed via carriers
Business Model	Subscription and Transaction	Transaction, but moving to new Transaction subscription and Advertising models	Transaction, Subscription and Advertising	Transaction and Subscription
Lifecycle	Franchises – perennial with updates	1 – 2 years per product Franchises – perennial	6 months – 2 years per product Franchises – perennial	9 months per product Franchises – perennial

Vivendi Games 2006

STRICTLY CONFIDENTIAL. This document and the information contained in it are the property of Vivendi Games, Inc. and may not be used, copied or distributed in any form without its express prior consent. © Vivendi Games, Inc. 2006

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Vivendi Games: Benefits from Vivendi

Vivendi is a shareholder with judgment and patience – prepared to invest to drive returns across media and telecom experiences.



vivendi
Media
Telecom
100%
100%
100%
20%
56%
51%
Pay-TV / Film
Music
Video Games
Networks / Cable Film / Parks
Mobile / Fixed line
Mobile / Fixed line
CANAL+ GROUP
UNIVERSAL
UNIVERSAL MUSIC GROUP
vivendi games
NBC UNIVERSAL
SFR
Maroc Telecom

Games cross-divisional collaboration:

- Several games tapping into UMG's music catalog and roster of artists
- Creation of "*50 Cent: Bulletproof*" with UMG
- *Scarface* tie in to UMG – preferential music

- Creation of numerous games with NBCU (*Hulk*, *Scarface*, *Miami Vice*)

- Games on SFR
- Co-creation of new gaming concepts with SFR

Cross fertilization of corporate subscriptions, broadband and mobility capabilities is a competitive advantage.

Vivendi Games 2006

STRICTLY CONFIDENTIAL. This document and the information contained in it are the property of Vivendi Games, Inc. and may not be used, copied or distributed in any form without its express prior consent. © Vivendi Games, Inc. 2006

9

WoW: "There's a country of 6 million people that's not on any map. It's called World of Warcraft... It's also one of the most immersive and successful video games ever created, and it could be the future of electronic entertainment. Rob Pardo, 35, vice president of game design for Blizzard Entertainment (although minor deity would also be an applicable title), led the team that designed World of Warcraft..." (Lev Grossman, May 8, 2006) Blizzard: Competitive Position Blizzard: "Not only have Blizzard's games sold more than 40 million copies over the last 11 years, but they have also inspired a level of enthusiasm that may most closely resemble an opera audience's rapturous devotion to a renowned diva." (New York Times - Seth Schiesel, February 10, 2005 )

World's #1-selling "massively multiplayer" online role-playing game [MMORPG] World of Warcraft: What is it? Player Experience A "virtual reality" fantasy where thousands of players embark on adventures and discover a world together inside the rich Warcraft universe An escape from the routine, everyday world into a land of epic fantasy where you have the freedom to explore, be anyone you want, establish powerful social connections, and accomplish great tasks Technical Foundation Client/Server network game "Game" resides in code and databases on servers Client renders the game on the players' computer screens 9,000 Blizzard servers globally supporting WoW Over 1,300 Game Masters provide 24x7 customer support in 6 languages directly to players while playing the game WoW Customers (Millions)

"Overheard at brunch: two tech entrepreneur types discussing World of Warcraft. "What server are you on? What guild? Yeah, me too. It's a good way to schmooze." Is that true? Has logging on to WoW replaced a few rounds on the links as the way to make the right business connections in our tech-driven culture? The guild discussed by these brunchers was started by Joi Ito, the money-and-ideas guy behind Internet companies PSINet, Digital Garage, and Infoseek Japan. Ito is the guildmaster of the We Know Guild, who says "The game really starts at level 60." (Is Warcraft the New Golf? PC Magazine - Jane Pinckard, April 5, 2006 ) World of Warcraft: A Community "Roger Fouts, a professor at Central Washington University, plays World of Warcraft in an online team with his son, daughter and son-in-law. While they play, the family members can catch up on comings and goings. Recently, Fouts's son signed on to the game and let his dad know he was in Washington D.C. for a conference, staying -- and playing World of Warcraft -- at the Mayflower Hotel." (Far-Flung Families Unite in Cyberspace -- And Kill Monsters, The Washington Post - Mike Musgrove, February 20, 2006 ) Families connected... Work redefined...

World of Warcraft: What is the Economic Model? Blizzard's WoW is a subscription and prepaid business model.

World of Warcraft: What is the Lifecycle? Powerful industry trends Broadband penetration Mainstream adoption of online gaming New online markets Advantages that accrue to highly successful MMORPGs Compelling new content is key - the big games can afford to do it best! High consumer switching costs - the player has to leave their characters and friends! WoW's development team and scale of effort create a high hurdle to competitors Also, its highly stylized rich graphic look will age uniquely well versus games that maximize realism A long lifecycle for WoW is near certain given (1) powerful industry trends, (2) advantages that accrue to highly successful MMORPGs, (3) its high standard for content, design and quality versus competition, and (4) the sheer number of largely untapped future growth drivers for WoW. All Other Major MMORPG's Are Thriving 5 And More Years After Launch Source: DFC Intelligence, Wikipedia, NC Soft public documents

WoW Growth Drivers: Retention New Content Pipeline - Blizzard's most important strategies are to continually provide new content so that the world constantly changes and the adventure always evolves; and by so doing give players compelling new reasons to engage, and create significant competitive advantage. World of Warcraft Expansion: The Burning Crusade Timing: 4Q 2006 Major Features: Frequent Patches of New Content Timing: Several per year Major Features: Services and Community Support - A great game = great content + great service! New hardware, software and game master investments so that service quality is at industry leading levels ECRM tools and more "in-game" events are being rolled out in 06/07 Two Bold New Races New Continent to Explore Thousands of New Quests Hundreds of New Items Flying Mounts New dungeons New items Expanded Player-vs.-Player functionality And much more...

WoW Growth Drivers: Acquisition

- **Lowering Barriers to Trial** – *The first best acquisition strategy is to give more convenient, free access to sample the World of Warcraft experience; efforts are just beginning.*
  - **Expanding Channels** via retail trial edition, digital download, original equipment manufacturer (OEM) and backlist pack-in
  - **"Recruit-A-Friend" program**
    - Referral Sales incentives to WoW subscribers for recruiting friends to sign up and play
  - **Reduced Box Price**
    - June 2 – Box re-pricing in North America to $39.99 and Europe to € 29.99
    - Further aggressive pricing and promotion in 4Q

- **Outreach Marketing** – *Major opportunity is to drive awareness, interest and trial against new consumer segments; little used to date.*
  - **Outreach Advertising**
    - Leveraging the power of television and cable to build the brand
    - Supporting integrated campaigns to drive trial (online, retail, referral)
  - **Mainstream Brand Extension**
    - Warcraft movie deal with Legendary Pictures/Warner Bros
  - **Strategic Co-Marketing**
    - Current partners include: Coca-Cola in China and Taiwan
    - Future partners include: broadband ISPs, major online portals, PC and equipment OEMs

Vivendi Games 2006
STRICTLY CONFIDENTIAL. This document and the information contained in it are the property of Vivendi Games, Inc. and may not be used, copied or distributed in any form without its express prior consent. © Vivendi Games, Inc. 2006
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WoW Growth Drivers: Footprint Expansion More languages, regions, platforms and ancillaries are under consideration and, if desirable, will be pursued.

Blizzard Growth Drivers: Franchise Potential

FRANCHISE / PLATFORM	MASSIVE MULTIPLAYER ONLINE	PC/MAC	CONSOLE
WARCRAFT	World of Warcraft (2004)	Warcraft: Orcs and Humans (1994) Warcraft II: Tides of Darkness (1995) Warcraft II Expansion: Beyond the Dark Portal (1996) Warcraft III: Reign of Chaos (2002) Warcraft III Expansion: The Frozen Throne (2003)	
DIABLO		Diablo (1996) Diablo II (2000) Diablo II Expansion: Lord of Destruction (2001)	
STARCRAFT		StarCraft (1998) StarCraft Expansion: Brood War (1998)	

Launched

Potential

- Blizzard's three core franchises were born on PC but are rich in character and naturally extendable
- We are investing heavily right now in developing new executions across multiple franchises
  - Purchased and integrated Swingin' Ape as core of next gen console strategy
  - Put investments in place for numerous future Blizzard products
- Due to long development cycles, for competitive reasons, we do not disclose releases far ahead of street date

Vivendi Games 2006

STRICTLY CONFIDENTIAL. This document and the information contained in it are the property of Vivendi Games, Inc. and may not be used, copied or distributed in any form without its express prior consent. © Vivendi Games, Inc. 2006

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Sierra: Successful Products and Franchises "[Hulk] Quite possibly the best superhero game to date." (Electronic Gaming Monthly) "With... many moments that will have you jumping out of your seat, F.E.A.R. stands as one of the best shooters of 2005." (gamespy.com) "50 Cent Bulletproof makes GTA look like Pong." (Time Magazine) Sierra has developed a steady stream of hit products since mid 2005.

"Ice Age 2: The Meltdown is a fun.. The gameplay is enjoyable, ... and the graphics are top notch... If you liked the film, Ice Age 2 is a game well worth playing." (gamespot.com) Sierra: Successful Products and Franchises "Vivendi Universal's bandicoot crashes the party-game genre with a 40- minigame multiplayer barn burner on the Nintendo DS." (Nintendo Power) "Watch out for Little Friends: After Grand Theft Auto, everything seems like an imitator, right? Well, except for Scarface." (E! Online) "Let me tell you now - you're all in for a HUGE surprise. These games were amazing." (Mike Macauley, founder of Shurtugal.com - The #1 Eragon Fan Site in the World) Division Goal: Top 3 Western publisher of console, PC and handheld games by 2009.

Sierra: Repositioning and Editorial policy Opportunity - Console remains the industry's center of gravity for global, mass-market, multi- platform franchises Repositioning - Sierra accordingly was rebuilt with its own internal development teams and top external studios Successful development and global marketing work to build franchises - Fear, 50 Cent, Ice Age, Scarface, Eragon; and reinvigorate existing ones - Crash, Spyro Purchased and integrated Radical, High Moon and Swordfish as core of next gen internal console development Dramatically upgraded external development studio relationships Strengthened senior product development leadership with key external hire Goal - To develop new IPs and major licenses Greenlit a larger and more mass market 08/09 product slate Strengthened important film and music IP pipelines Strategies - Featuring innovation in: Concepts (mass market, multiplatform and franchise-able) Features (game play, graphics, multi-player, online, community, customization, interoperability) Models (retail, direct sales, episodic, micro-transactions, subscription, ad-supported) Resource Allocation - Prudent in number of projects, investment levels, and per developer costs, since console economics are challenging Licensed Unreal engine from Epic for use across many next gen products Pooling methods and assets across studios Investigating outsourcing in Asia

Internal Developers Sierra Growth Drivers: Quality Sierra is building its "traditional" business on quality at the newly integrated internal studios and with an all-star team of external developers. External Developers Source: GamesSpot Trax (6/08/06)

Sierra Growth Drivers: Licenses External IP Sourcing Sierra is also driving growth through intimate relationships with key IP holders, and a wealth of potential original IP from talented internal producers and developers. NBC Universal Studios Scarface (06) Miami Vice (06) Universal Music Group 50 Cent (05) Scarface (06) tie in - preferential music Fox Simpsons (04) Robots (05) Ice Age (06) Eragon (06) Robert Ludlum Estate Bourne Covert-One Others (07-15)

Sierra Growth Drivers: Multiplatform Releases Sierra, prudently, is investing in a larger, more multiplatform slate for 2008 and beyond. *Sku: stock keeping units

Sierra Online: What is it?

Blizzard dominates Long Session online gaming and Sierra Online can dominate the remaining high-growth online gaming sectors by extending Vivendi Games' internal best practices:

- Online experience
- Infrastructure knowledge base
- Guest management
- Content quality
- Global reach

Divisional Focus:

	Long Session	Mid Session	Short Session
West	World of Warcraft	FreeStyle	Megaforce 3D Ultra Mini-Golf
Asia	World of Warcraft	Crash Online	Han Game Portal
05-10 CAGR	26%	29%	34%
2010 Market Size (MM)	€ 3,764	€ 3,687	€ 1,950

Sources: 05-10 CAGR from DFC and Microsoft

Divisional Goal:

Top 5 global publisher in casual online games by 2009.

Vivendi Games 2006

STRICTLY CONFIDENTIAL. This document and the information contained in it are the property of Vivendi Games, Inc. and may not be used, copied or distributed in any form without its express prior consent. © Vivendi Games, Inc. 2006

28

Sierra Online Growth Drivers

vivendi games

Initial releases focus on original, catalog and licensed short-session games (West); In mid-session the focus is on FreeStyle (West) and Crash (China).

Releases

2006	Megaforce (Short - XBLA) 3D Ultra MiniGolf (Short – XBLA, PC)
2007	Freestyle Street Basketball (Mid - PC) Crash Online (Mid - PC) Battlestar Galactica (Short - PC, XBLA) Incredible Machine (Short - PC, XBLA) Red Baron (Short - PC, XBLA) +7 Short Session games
2008	2 Mid session titles 12 short session titles
2009	3 Mid session titles 15 short session titles

Other Growth Drivers

- **Broadband Growth**
  - More users
  - New regions
- **Microsoft, Sony and Nintendo's Wii online console features**
- **New online business models**
  - Micro-transactions
  - Subscriptions
  - In game ads
  - Episodic content

The division is also alert to acquisition opportunities in the priority segments.

Vivendi Games 2006

STRICTLY CONFIDENTIAL. This document and the information contained in it are the property of Vivendi Games, Inc. and may not be used, copied or distributed in any form without its express prior consent. © Vivendi Games, Inc. 2006

29

Vivendi Games Mobile: What is it? 2006 Current Status 2009 Overall Goal Top 30 player $5MM revenues Launch 12-14 titles 9 back catalog titles Top 5 player $200MM at consumer level in the West Launch 24 titles per year 80 back catalog titles Modest IP portfolio IP Strong IP portfolio Java and BREW only Development All Platforms High Cost Structure Production Low Cost Structure 2D games/some 3D Simple download capabilities Technology 3G/3D handsets Network connected Subscription Direct with major Western carriers Partnerships in China, Korea, Japan, India Start up work with sister SFR Distribution Dominance on gamer decks in West Direct distribution in the East Deep cooperation with sister SFR A new division to tap a market estimated to grow 30-35% CAGR during 05-10. Key Drivers Sources: 05-10 CAGR from DFC, Consensus Estimates and MForma Top 5 player in global mobile games business by 2009. Divisional Goal:

Simultaneous ship with same-title console or PC product Vivendi Games Mobile Growth Drivers The division is alert to acquisition opportunities to build IP and capabilities. Releases Releases Other Growth Drivers 2006 2007 Other Growth Drivers Caesar 2D MACH 2D / 3D Dr. Cortex Crash Boom, Bang! Spyro The Legend Eragon Black Hawk Down 2D 8 Sim Ships Growth in overall number of mobile phone subscribers, especially in developing world Younger age profiles for mobile use, especially in North America More powerful, games-capable handsets; better interfaces on handsets 3G or high-speed network connections make browsing for games easier Flat-rate data tariffs make downloading games more affordable More marketing of mobile games by largest publishers Entry into market of major entertainment companies (EA, Warner Bros, Fox, Universal NBC) Larry Beach Volley Carrom The Incredible Machine Flying Toaster Red Baron 2D / 3D Spicy Office Navy Challenge 8 Sim Ships Growth in overall number of mobile phone subscribers, especially in developing world Younger age profiles for mobile use, especially in North America More powerful, games-capable handsets; better interfaces on handsets 3G or high-speed network connections make browsing for games easier Flat-rate data tariffs make downloading games more affordable More marketing of mobile games by largest publishers Entry into market of major entertainment companies (EA, Warner Bros, Fox, Universal NBC) Larry Beach Volley Carrom The Incredible Machine Flying Toaster Red Baron 2D / 3D Spicy Office Navy Challenge Puzzle Game IP's Film IP2 Board Game 3 Lifestyle Brand IP Tic Tac Toe Urban Attack Larry's Adventures: Love Boat Wordox / Connected Project King's Quest / Connected project Free Fight Music I.P. Game Black Hawk Down 2 Growth in overall number of mobile phone subscribers, especially in developing world Younger age profiles for mobile use, especially in North America More powerful, games-capable handsets; better interfaces on handsets 3G or high-speed network connections make browsing for games easier Flat-rate data tariffs make downloading games more affordable More marketing of mobile games by largest publishers Entry into market of major entertainment companies (EA, Warner Bros, Fox, Universal NBC)

FINANCIAL PERFORMANCE

Financial Performance: Increasingly Strong 2005 - Turn-around completed Blizzard's WoW striking success and improved performance at Sierra delivers EFO at 41M€ while financing major growth investments in studios and products 2006 / 2007 - EFO steps up a level Blizzard's WoW continued growth combined with a stronger Sierra PC/Console slate, and despite increased investment in future product at all four creative units 2008 / 2009 - EFO will step up a level again Blizzard and Sierra PC/Console becomes a core driver for growth as well as expected performance from Mobile and Casual Online, while WoW begins to mature Result: An increasingly strong financial profile, with diversified business models and a world wide presence Three steps towards increased financial performance, fueled by successive layers of profit as current investments mature.

2006 Financial Guidance: Key Points Revenues - at + 12 to 15% vs. 2005 (above market trends) Driven primarily by the continued increase of Blizzard's WoW global customer base with a major uplift from the Burning Crusade Expansion pack Sierra PC/ Console business also expected to grow in 06, a temporarily soft market, due to few key franchises (Scarface, Eragon,....) EFO - targeting 8 to 10% on revenues (from 6% in 2005) Increased contribution from WoW in all regions due to (i) organic growth in NA & Europe, (ii) ramp up effect from 05 in China and Taiwan, (iii) coupled with the Expansion pack Significant improvement from Sierra PC/Console despite investments in future franchises Increased investment in Mobile and Sierra Online Cash Flow will reflect a year of investments Stepping up WoW infrastructure Building Sierra's internal studios Launching Vivendi Games Mobile and Sierra Online divisions

Q1 06 - all drivers are on track with Revenues up 18%, EFO 2X vs LY05 Blizzard's WoW performance increasing worldwide Solid performance of Ice Age 2 in all markets, strong backlist sales Full Year Objectives - on the high end of the guidance, with continued growth from WoW and a good SIERRA slate for Q4 2005 2006 Revenues 114 134 2005 2006 EFO 11 23 Margin Revenues Q1 Earnings from Operations Q1 +18% +109% Financial Performance: Q1 2006 On Track

Key Take Aways: Business Models A unique product mix with > 50% recurring revenues from on-line subscriptions in high growth sectors: Driving regular revenue flows and stable EFO, good visibility, low volatility Thanks to the increasing portion of subscription revenues (currently WoW, tomorrow Casual online and Mobile), vulnerability to Q4 market environment is comparatively low and will continue to decline With Casual Online and Mobile growing, recurring revenues will be in the 60% range Differentiated from competitors who are overexposed during console transition Lower Risk exposure with multiple successive growth drivers: Product mix: Growth investments in new products / businesses made in 2005/2006 will mature over the years and drive up the financial performance: wider product mix diversification will reduce our risk factor Market mix: Our strong direct foothold in Asia (largely with Blizzard's franchises) will be leveraged across all divisions to better capture opportunities, and diversify revenue sources, also reducing the risk factor Console transition - what was a weakness will be a leapfrog: Our console portfolio is getting reshaped primarily on next gen The low portion of 06-07 revenues from console softens transition hurdles affecting most game companies Our internal studios slates will mature as next gen installed base grows

Conclusion A fast growing market - with huge opportunities in online and mobile segments A differentiated strategy aimed to redefine competitive position - through prudent investment in four well purposed and resourced creative centers, with a strong tilt towards online and mobility A treasure trove of assets to leverage - blockbuster franchises, industry leading IP, top quality developers A growing organizational confidence - architected a dramatic turnaround in 05, defined the future of online global gaming, and now turning to capturing the future in all four creative divisions Bottom line - A solid basis for delivering superior financial performance and contributing significantly to Vivendi's 2006 - 2011 strategic plan Vivendi Games is poised to enter the top tier of global games publishers.

Vivendi Games is a subsidiary of Vivendi, which is quoted on the NYSE and on Euronext Paris SA. This presentation contains "forward-looking statements" as that term is defined in the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of the company's future performance. Actual results may differ significantly from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, notably the risks that: the prospects for growth in operations, revenues and earnings from operations may differ from forecasts made by the company; the company will not able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; the company will not able to further identify, develop and achieve success for new products, services and technologies; the company will face increased competition and that the effect on pricing, spending, third- party relationships and revenues of such competition will limit or reduce the company's revenue and/or income; the company will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content partners and providers; the company will be unable to obtain or maintain authorizations or approvals necessary for the operation or expansion of its activities and sales of its products; as well as the risks described in the documents Vivendi has filed with the US Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders are strongly recommended to read those documents at the Security and Exchange Commission's website at www.sec.gov and the French Autorite des Marches Financiers' website (www.amf- france.org). Copies of the documents may also be obtained free of charge from Vivendi. This presentation contains forward-looking statements that can only be assessed on the day the presentation is issued. Vivendi Games and Vivendi do not undertake, nor have any obligation, to provide, update or revise any forward- looking statements Important Legal Disclaimer